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CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)

Buffered Accelerated Return Equity Securities (BARES)SM due September 21, 2009 Linked to the Performance of the S&P 500® Index	$2,810,000	$111.00

(1)
Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2)
Pursuant to Rule 457(p) under the Securities Act of 1933, filing fees have already been paid with respect to unsold securities that were previously registered and which were carried forward pursuant to a Registration Statement on Form F-3 (No. 333-132936) filed by Credit Suisse and the other Registrants thereto on March 29, 2007 against which $111 is offset for the registration fee due for this offering. No additional registration fee has been paid with respect to this offering.

Filed Pursuant to Rule 424(b)(2)
Registration No. 333-132936-14

PRICING SUPPLEMENT NO. K11 TO PRODUCT SUPPLEMENT NO. 2A/A DATED JULY 2, 2008 TO
PROSPECTUS SUPPLEMENT DATED MARCH 24, 2008 TO
PROSPECTUS DATED MARCH 29, 2007

$2,810,000

Credit Suisse

Buffered Accelerated Return Equity Securities (BARES)SM

due September 21, 2009

Linked to the Performance of the S&P 500® Index

Issuer:	Credit Suisse, acting through its Nassau branch (Aa1/AA-)*

CUSIP:	22546EDV3

Maturity Date:	September 21, 2009, subject to postponement if a market disruption event occurs on the valuation date.

Settlement Date:	September 15, 2008

Trade Date:	September 9, 2008, the day on which the securities are priced for initial sale to the public.

Coupon:	We will not pay interest on the securities being offered by this pricing supplement.

Valuation Date:	The valuation date is September 16, 2009, subject to postponement if a market disruption event occurs on the valuation date.

Underlying Indices:	The return will be based on the performance of the S&P 500® Index.

Buffer:	10%

Upside Participation:	200%

Downside Participation:	111.11%

Cap:	16.25%

Initial Index Level:	1257.76, the closing level of the S&P 500® Index on the Trade Date.

Redemption Amount:	You will receive a redemption amount in cash at maturity that will equal the principal amount of the securities you hold multiplied by the sum of 1 plus the index return, calculated as set forth below. If the final index level is greater than the initial index level, the index return will be, subject to a cap of 16.25%, equal to the percentage increase in the securities multiplied by an additional percentage of 200%. Therefore, the maximum redemption amount at maturity for each $1,000 principal amount of securities will be $1,162.50. If the final index level is less than or equal to the initial index level, but is greater than or equal to 90% of the initial index level, then the index return will be zero and you will receive the principal amount of your securities at maturity. If the final index level is less than the initial index level, then the index return will be negative and at maturity you will receive the principal amount of your securities minus the percentage decrease in the index level below 90% of the initial index level multiplied by a downside participation rate of 111.11%. Therefore, at maturity you will receive less than the principal amount of your securities, as explained herein.

Listing:	The securities will not be listed on any securities exchange.

    Please refer to "Risk Factors" beginning on page PS-5 of the accompanying product supplement for risks related to an investment in the securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the product supplement, prospectus supplement or prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

	Price to the Public	Underwriting Discounts and Commissions	Proceeds to the Company
Per Security	$1,000	$10	$990
Total	$2,810,000	$28,100	$2,781,900

Delivery of the securities in book-entry form only will be made through The Depository Trust Company. We expect that delivery of the securities will be made against payment therefor on or about September 15, 2008. Because the securities will not settle on September 12, 2008, purchasers who wish to trade the securities on the trade date will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own investment advisor.

The securities will be issued in minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.

The securities are not deposit liabilities and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction.

*
A credit rating is not a recommendation to buy, sell or hold the securities, and may be subject to revision or withdrawal at any time by the assigning rating agency. Each credit rating should be evaluated independently of any other credit rating. Any rating assigned to the securities does not enhance, affect or address the likely performance of the securities other than the ability of the Issuer to meet their obligations.

Credit Suisse

The date of this pricing supplement is September 11, 2008.

Additional Terms Specific to the Securities

        You should read this pricing supplement together with the prospectus dated March 29, 2007, the prospectus supplement dated March 24, 2008 and the product supplement no. 2A/A dated September 11, 2008 relating to our medium-term notes of which these securities are a part. This pricing supplement, together with the documents listed below, contains the terms of the securities and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in the "Risk Factors" section in the accompanying product supplement, as the securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the securities.

        You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  •
  Prospectus dated March 29, 2007:
   http://www.sec.gov/Archives/edgar/data/1053092/000104746908007941/a2186710z424b2.htm

  •
  Prospectus supplement dated March 24, 2008:
   http://www.sec.gov/Archives/edgar/data/1053092/000104746908003313/a2184026z424b2.htm

  •
  Product supplement no. 2A/A dated September 11, 2008:
   http://www.sec.gov/Archives/edgar/data/1053092/000104746908010021/a2187888z424b2.htm

        Our Central Index Key, or CIK, on the SEC website is 1053092.

        You should rely only on the information contained in this document or in any documents to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

        In this pricing supplement, unless otherwise specified or the context otherwise requires, references to "we", "us" and "our" are to Credit Suisse and its consolidated subsidiaries, and references to "dollars" and "$" are to United States dollars.

NOTICE TO INVESTORS

Argentina

        The securities are not and will not be authorized by the Argentine Comisión Nacional de Valores for public offering in Argentina and may thus not be offered or sold to the public at large or to sectors or specific groups thereof by any means, including but not limited to personal offerings, written materials, advertisements or the media, in circumstances which constitute a public offering of securities under Argentine Law No. 17,811, as amended.

Uruguay

        This is a private offering. The securities have not been, and will not be, registered with the Central Bank of Uruguay for public offer in Uruguay.

Brazil

        Each purchaser of securities will be required to represent and agree that it has not offered or sold, and will not offer or sell, any securities in Brazil, except in circumstances which do not constitute a public offering or distribution under Brazilian laws and regulations. The securities have not been and will not be registered with the Brazilian Securities Commission (Comissão de Valores Mobiliários—CVM).

Mexico

        The securities have not been, and will not be, registered with the National Registry of Securities maintained by the Mexican National Banking and Securities Commission nor with the Mexican Stock Exchange and may not be offered or sold publicly in the United Mexican States. This pricing supplement and the accompanying prospectus supplement and prospectus may not be publicly distributed in the United Mexican States.

Chile

        NEITHER THE ISSUER NOR THE SECURITIES HAVE BEEN REGISTERED WITH THE SUPERINTENDENCIA DE VALORES Y SEGUROS PURSUANT TO LAW NO. 18.045, THE LEY DE MERCADO DE VALORES, AND REGULATIONS THEREUNDER. THIS PRICING SUPPLEMENT DOES NOT CONSTITUTE AN OFFER OF, OR AN INVITATION TO SUBSCRIBE FOR OR PURCHASE, THE SECURITIES IN THE REPUBLIC OF CHILE, OTHER THAN TO INDIVIDUALLY IDENTIFIED BUYERS PURSUANT TO A PRIVATE OFFERING WITHIN THE MEANING OF ARTICLE 4 OF THE LEY DE MERCADO DE VALORES (AN OFFER THAT IS NOT "ADDRESSED TO THE PUBLIC AT LARGE OR TO A CERTAIN SECTOR OR SPECIFIC GROUP OF THE PUBLIC").

European Economic Area

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (Directive 2003/71/EC) (each, a Relevant Member State), the securities may not be sold or offered or any offering materials relating thereto distributed, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, to the public (within the meaning of that Directive) in that Relevant Member State, except in circumstances which do not require the publication of a prospectus pursuant to the Prospectus Directive.

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Summary Information

        This summary includes questions and answers that highlight selected information from the accompanying prospectus, prospectus supplement and product supplement and this pricing supplement to help you understand the Buffered Accelerated Return Equity Securities due 2009. You should carefully read the entire prospectus, prospectus supplement, product supplement and pricing supplement to understand fully the terms of the securities, as well as the principal tax and other considerations that are important to you in making a decision about whether to invest in the securities. You should, in particular, carefully review the section entitled "Risk Factors" in the accompanying product supplement, which highlights a number of risks, to determine whether an investment in the securities is appropriate for you. All of the information set forth below is qualified in its entirety by the more detailed explanation set forth elsewhere in this pricing supplement and the accompanying product supplement, prospectus supplement and prospectus.

How is the redemption amount calculated?

        We will redeem the securities at maturity for a redemption amount in cash that will equal the principal amount of the securities multiplied by the sum of 1 plus the index return up to 100% of the principal amount of your securities. The index return will be based on the difference between the final index level and the initial index level, expressed as a percentage. How the index return will be calculated depends on whether the final index level is greater than, less than or equal to the initial index level and, if less than the initial index level, how much less:

  •
  If the final index level is greater than or equal to the initial index level, then subject to a cap of 16.25%, the index return will equal:

200% * final index level – initial index level initial index level

    Thus, if the final index level is greater than the initial index level, the index return will be a positive number and the redemption amount will be greater than the principal amount of the securities.

  •
  If the final index level is less than or equal to the initial index level, but is greater than or equal to 90% (which is equal to 1 minus the 10% buffer) of the initial index level, then the index return will equal zero and the redemption amount will equal the principal amount of the securities.

  •
  If the final index level is less than 90% of the initial index level, then the index return will equal:

111.11% * final index level – (0.90 * initial index level) initial index level

    Thus, if the final index level is less than 90% of the initial index level, the index return will be negative and you will lose some and up to all of the principal amount of your securities at maturity.

        For the purposes of calculating the index return:

  •
  the "initial index level" will be equal to 1224.51, the closing level of the reference index on the date the securities are priced for initial sale to the public,

  •
  the "final index level" will be equal to the closing level of the reference index on the valuation date, and

  •
  the "buffer" will be equal to 10%.

        The "closing level" for the reference index will, on any relevant index business day, be the level of the reference index as determined by the calculation agent at the valuation time, which is the time at which the index sponsor calculates the closing level of the reference index on such index business day, as calculated and published by the index sponsor, subject to the provisions described under "Description of the Securities—Adjustments to the calculation of the reference index" on page PS-13 of the accompanying product supplement.

What are some hypothetical redemption amounts at maturity of the securities?

        The table below sets forth a sampling of hypothetical redemption amounts at maturity of a $1,000 investment in the securities. The actual final index level will be determined on the valuation date, as further described herein.

Principal Amount of Securities	Percentage Difference between Initial Index Level and Final Index Level	Redemption Amount at Maturity
$1,000	-100%	$0.00
$1,000	-90%	$111.12
$1,000	-80%	$222.23
$1,000	-70%	$333.34
$1,000	-60%	$444.45
$1,000	-50%	$555.56
$1,000	-40%	$666.67
$1,000	-30%	$777.78
$1,000	-20%	$888.89
$1,000	-10%	$1,000.00
$1,000	0%	$1,000.00
$1,000	5%	$1,100.00
$1,000	10%	$1,162.50
$1,000	15%	$1,162.50
$1,000	20%	$1,162.50
$1,000	25%	$1,162.50

        The graph of hypothetical returns at maturity set forth below is intended to demonstrate the effect of the leveraged upside and the partial principal protection provided by the securities. The gray line shows hypothetical percentage return at maturity for an investment in an instrument directly linked to the value of the index. The actual final index level will be determined on the valuation date, as further described herein. The black line shows hypothetical percentage return at maturity for a similar investment in the securities.

Examples of the hypothetical redemption amounts of the securities

        The following are illustrative examples of how the redemption amount would be calculated with hypothetical final index levels that are greater than or less than the initial index level. The actual final index level will be determined on the valuation date, as further described herein. Each of the examples assumes the following:

  •
  the initial investment in the securities is $1,000; and

  •
  the initial level for the reference index is 1000.

        EXAMPLE 1: The final index level is 1150, an increase of 15% from the initial index level:

Index Return = 200% * (1150 - 1000)/1000 = 0.30; however, because the index return is subject to a cap of 16.25%, the index return cannot be more than 16.25%.

  Redemption Amount = Principal * (1.0 + index return)

  Redemption Amount = $1,000 * (1.0 + 0.1625)

  Redemption Amount = $1,162.50

In this example, at maturity you will receive a redemption amount that is greater than the amount of your investment in the securities. Because of the cap, however, you will not participate in the full appreciation in the level of the reference index during the term of the securities.

        EXAMPLE 2: The final index level is 1050, an increase of 5% from the initial index level:

Index Return = 200% * (1050 - 1000)/1000 = 0.10. In this example, the cap is inapplicable.

  Redemption Amount = Principal * (1.0 + index return)

  Redemption Amount = $1,000 * (1.0 + 0.10)

  Redemption Amount = $1,100

In this example, at maturity you will receive a redemption amount that is greater than the amount of your investment in the securities. Because the appreciation in the level of the reference index during the term of the securities is less than the cap, the index return will not be subject to the cap. As a result, you will participate fully in the appreciation in the level of the reference index.

        EXAMPLE 3: The final index level is 500, a decrease of 50% from the initial index level:

Index Return = 111.11% * (500 - (0.90 * 1000)/1000 = -0.44444

  Redemption Amount = Principal * (1.0 + index return)

  Redemption Amount = $1,000 * (1.0 + -0.44444)

  Redemption Amount = $555.56

In this example, at maturity you will receive a redemption amount that is less than the amount of your investment in the securities.

  EXAMPLE 4: The final index level is 1000, representing no increase or decrease from the initial index level:

Index Return = 0.0

  Redemption Amount = Principal * (1.0 + index return)

  Redemption Amount = $1000 * (1.0 + 0.0)

  Redemption Amount = $1,000

In this example, where there is neither an appreciation nor a depreciation in the level of the reference index during the term of the securities, at maturity you will receive the amount of your investment in the securities.

Risk Factors

        A purchase of the BARES due 2009 involves risks. This section describes one significant risk relating to the BARES due 2009. We urge you to read the following information about this risk, together with the "Risk Factors" in the accompanying product supplement and the other information in the accompanying prospectus, prospectus supplement and product supplement before investing in the BARES due 2009.

If the final index level is less than 90% of the initial index level, your percentage loss of principal will be greater than the percentage decline in the reference index

        If the final index level is less than 90% of the initial index level, then the index return will be negative and you will receive less than the principal amount of the securities at maturity. The percentage loss of principal of the securities will be 1.1111 times the percentage decline in the reference index below 90% of its initial level. As a result, for every 1.00% that the final index level is below 90% of its initial level, you will lose approximately $11.11 for each $1,000 principal amount of securities you hold.

SUPPLEMENTAL USE OF PROCEEDS

        The net proceeds from this offering will be approximately $2,779,900. We intend to use the net proceeds for our general corporate purposes, which may include the refinancing of our existing debt outside Switzerland. We may also use some or all of the net proceeds from this offering to hedge our obligations under the securities. Please refer to "Use of Proceeds and Hedging" on page PS-10 of the accompanying product supplement.

THE REFERENCE INDICES

The S&P 500® Index

General

        Unless otherwise stated, all information regarding the S&P 500® Index provided in this pricing supplement is derived from S&P, or other publicly available sources. Such information reflects the policies of S&P as stated in such sources, and such policies are subject to change by S&P. S&P is under no obligation to continue to publish, and may discontinue or suspend the publication of, the S&P 500® Index at any time. We do not assume any responsibility for the accuracy or completeness of any information relating to the S&P 500® Index.

        As of June 30, 2008, the aggregate market value of the 500 companies included in the S&P 500® Index represented approximately 75% of the market value of United States equities. S&P chooses companies for inclusion in the S&P 500® Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the NYSE, which S&P uses as an assumed model for the composition of the total market. Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company's common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company.

        As of September 9, 2008, the 500 companies included in the S&P 500® Index were divided into 10 Global Industry Classification Sectors. The Global Industry Classification Sectors included (with the number of companies currently included in such sectors indicated in parentheses): Consumer Discretionary (82), Consumer Staples (41), Energy (39), Financials (89), Health Care (53), Industrials (55), Information Technology (71), Materials (30), Telecommunication Services (9) and Utilities (31). S&P may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P 500® Index to achieve the objectives stated above.

        The S&P 500® Index does not reflect the payment of dividends on the stocks underlying it and therefore the return on your securities will not be the same as the return you would receive if you were to purchase such underlying stocks and hold them until the maturity date.

Computation of the S&P 500® Index

        On March 21, 2005, S&P began to calculate the S&P 500® Index based on a half float adjusted formula, and on September 16, 2005 the S&P 500® Index was fully float adjusted. S&P's criteria for selecting stocks for the S&P 500® Index will not be changed by the shift to float adjustment. However, the adjustment affects each company's weight in the S&P 500® Index (i.e., its market value).

        Under float adjustment, the share counts used in calculating the S&P 500® Index will reflect only those shares that are available to investors and not all of a company's outstanding shares. S&P defines three groups of shareholders whose holdings are subject to float adjustment:

  •
  holdings by other publicly traded corporations, venture capital firms, private equity firms, strategic partners, or leveraged buyout groups;

  •
  holdings by government entities, including all levels of government in the United States or foreign countries; and

  •
  holdings by current or former officers and directors of the company, founders of the company, or family trusts of officers, directors, or founders, as well as holdings of trusts, foundations, pension funds, employee stock ownership plans, or other investment vehicles associated with and controlled by the company.

        However, treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. In cases where holdings in a group exceed 10% of the outstanding shares of a company, the holdings of that group will be excluded from the float adjusted count of shares to be used in the S&P 500® Index calculation. Mutual funds, investment advisory firms, pension funds, or foundations not associated with the company and investment funds in insurance companies, shares of a United States company traded in Canada as "exchangeable shares," shares that trust beneficiaries may buy or sell without difficulty or significant additional expense beyond typical brokerage fees, and, if a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class if such shares are convertible by shareholders without undue delay and cost, are also part of the float.

        For each stock, an investable weight factor ("IWF") is calculated by dividing the available float shares, defined as the total shares outstanding less shares held in one or more of the three groups listed above where the group holdings exceed 10% of the outstanding shares, by the total shares outstanding. The float adjusted index will then be calculated by dividing the sum of the IWF multiplied by both the price and the total shares outstanding for each stock by the index divisor. For companies with multiple classes of stock, S&P will calculate the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.

        The S&P 500® Index is calculated using a base-weighted aggregate methodology: the level of the S&P 500® Index reflects the total market value of all 500 S&P 500® component stocks relative to the S&P 500® Index's base period of 1941-43 (the 'base period').

        An indexed number is used to represent the results of this calculation in order to make the value easier to work with and track over time.

        The actual total market value of the S&P 500® component stocks during the base period has been set equal to an indexed value of 10. This is often indicated by the notation 1941-43=10. In practice, the daily calculation of the S&P 500® Index is computed by dividing the total market value of the S&P 500® component stocks by a number called the index divisor. By itself, the index divisor is an arbitrary number. However, in the context of the calculation of the S&P 500® Index, it is the only link to the original base period level of the S&P 500® Index. The index divisor keeps the S&P 500® Index comparable over time and is the manipulation point for all adjustments to the S&P 500® Index ("index maintenance").

        Index maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructurings or spinoffs.

        To prevent the level of the S&P 500® Index from changing due to corporate actions, all corporate actions which affect the total market value of the S&P 500® Index require an index divisor adjustment. By adjusting the index divisor for the change in total market value, the level of the S&P 500® Index remains constant. This helps maintain the level of the S&P 500® Index as an accurate barometer of stock market performance and ensures that the movement of the S&P 500® Index does not reflect the corporate actions of individual companies in the S&P 500® Index. All index divisor adjustments are made after the close of trading. Some corporate actions, such as stock splits and stock dividends, require simple changes in the common shares outstanding and the stock prices of the companies in the S&P 500® Index and do not require index divisor adjustments.

        The table below summarizes the types of index maintenance adjustments and indicates whether or not an index divisor adjustment is required.

Type of Corporate Action	Adjustment Factor	Divisor Adjustment Required
Stock split (e.g., 2-for-1)	Shares outstanding multiplied by 2; Stock price divided by 2	No
Share issuance (i.e., change is greater than or equal to 5%)	Shares outstanding plus newly issued shares	Yes
Share repurchase (i.e., change is greater than or equal to 5%)	Shares outstanding minus repurchased shares	Yes
Special cash dividends	Share price minus special dividend	Yes
Company change	Add new company market value minus old company market value	Yes
Rights offering	Price of parent company minus	Yes
(Price of rights) (Right ratio)
Spinoffs	Price of parent company minus	Yes
(Price of spinoff co.) (Right ratio)

        Stock splits and stock dividends do not affect the index divisor of the S&P 500® Index, because following a split or dividend both the stock price and number of shares outstanding are adjusted by S&P so that there is no change in the market value of the S&P 500® component stock. All stock split and dividend adjustments are made after the close of trading on the day before the ex-date.

        Each of the corporate events exemplified in the table requiring an adjustment to the index divisor has the effect of altering the market value of the S&P 500® component stock and consequently of altering the aggregate market value of the S&P 500® component stocks (the "Post-Event Aggregate Market Value"). In order that the level of the S&P 500® Index (the "Pre-Event Index Value") not be affected by the altered market value (whether increase or decrease) of the affected S&P 500® component stock, a new index divisor ("New Divisor") is derived as follows:

Post-Event Aggregate Market Value	=	Pre-Event Index Value New Divisor

New Divisor	=	Post-Event Aggregate Market Value Pre-Event Index Value

        A large part of the index maintenance process involves tracking the changes in the number of shares outstanding of each of the S&P 500® Index companies. Four times a year, on a Friday close to the end of each calendar quarter, the share totals of companies in the S&P 500® Index are updated as required by any changes in the number of shares outstanding. After the totals are updated, the index divisor is adjusted to compensate for the net change in the total market value of the S&P 500® Index. In addition, any changes over 5% in the current common shares outstanding for the index companies are carefully reviewed on a weekly basis, and when appropriate, an immediate adjustment is made to the index divisor.

License Agreement with S&P

        We or one of our affiliates and S&P are parties to a non-exclusive license agreement providing for the license to us, in exchange for a fee, of the right to use indices owned and published by S&P in connection with certain securities, including these securities. "Standard & Poor's®", "S&P®", "S&P 500®", "Standard & Poor's 500®", and "500®" are trademarks of Standard & Poor's Corporation and have been licensed for use by Credit Suisse.

        The license agreement between S&P and us provides that language substantially the same as the following language must be stated in this pricing supplement:

  The securities are not sponsored, endorsed, sold or promoted by Standard & Poor's Corporation ("S&P"). S&P makes no representation or warranty, express or implied, to the owners of the securities or any member of the public regarding the advisability of investing in securities generally or in the securities particularly or the ability of the S&P 500® Index to track general stock market performance. S&P's only relationship to the Licensee is the licensing of certain trademarks and trade names of S&P and of the S&P 500® Index which is determined, composed and calculated by S&P without regard to the Licensee or the securities. S&P has no obligation to take the needs of the Licensee or the owners of the securities into consideration in determining, composing or calculating the S&P 500® Index. S&P is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the securities to be issued, sold, purchased, written or entered into by Licensee or in the determination or calculation of the equation by which the securities are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the securities.

  S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE LICENSEE, OWNERS OF THE SECURITIES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN IN CONNECTION WITH THE RIGHTS LICENSED HEREUNDER OR FOR ANY OTHER USE. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND HEREBY EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FORGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

Historical performance of the reference index

        The following table sets forth the published high and low closing levels of the reference index during each calendar quarter from January 1, 2003 through September 9, 2008. The closing level of the S&P 500® Index on September 9, 2008 was 1224.51. We obtained the closing level and other information below from Bloomberg Financial Markets, without independent verification. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

        You should not take the historical levels of the reference index as an indication of future performance of the reference index or the securities. The level of the reference index may decrease so that you will receive less than your principal amount at maturity. We cannot give you any assurance that the level of the reference index will increase from and including the trade date to and including the valuation date or that you will not receive at maturity an amount substantially less than the principal amount of your securities.

	Low	High	Close		Low	High	Close
2003				2006
First Quarter	800.73	931.66	848.18	First Quarter	1254.78	1307.25	1294.83
Second Quarter	858.48	1011.66	974.50	Second Quarter	1223.69	1325.76	1270.20
Third Quarter	965.46	1039.58	995.97	Third Quarter	1234.49	1339.15	1335.85
Fourth Quarter	1018.22	1111.92	1111.92	Fourth Quarter	1331.32	1427.09	1418.30
2004				2007
First Quarter	1091.33	1157.76	1126.21	First Quarter	1374.12	1459.68	1420.86
Second Quarter	1084.10	1150.57	1140.84	Second Quarter	1424.55	1539.18	1503.35
Third Quarter	1063.23	1129.30	1114.58	Third Quarter	1406.70	1553.08	1526.75
Fourth Quarter	1094.81	1213.55	1211.92	Fourth Quarter	1407.22	1565.15	1468.36
2005				2008
First Quarter	1163.75	1225.31	1180.59	First Quarter	1273.37	1447.16	1322.70
Second Quarter	1137.50	1216.96	1191.33	Second Quarter	1278.38	1426.63	1280.00
Third Quarter	1194.44	1245.04	1228.81	Third Quarter (through
Fourth Quarter	1176.84	1272.74	1248.29	September 9, 2008)	1214.91	1305.32	1224.51

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

        The following discussion summarizes certain U.S. federal income tax consequences of owning and disposing of securities that may be relevant to holders of securities that acquire their securities from us as part of the original issuance of the securities. This discussion applies only to holders that hold their securities as capital assets within the meaning of the Internal Revenue Code of 1986, as amended (the "Code"). Further, this discussion does not address all of the U.S. federal income tax consequences that may be relevant to you in light of your individual circumstances or if you are subject to special rules, such as if you are:

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  a financial institution,

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  a mutual fund,

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  a tax-exempt organization,

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  a grantor trust

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  certain U.S. expatriates

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  an insurance company,

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  a dealer or trader in securities or foreign currencies,

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  a person (including traders in securities) using a mark-to-market method of accounting,

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  a person who holds securities as a hedge or as part of a straddle with another position, constructive sale, conversion transaction or other integrated transaction, or

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  an entity that is treated as a partnership for U.S. federal income tax purposes.

        The discussion is based upon the Code, law, regulations, rulings and decisions, in each case, as available and in effect as of the date of this pricing supplement, all of which are subject to change, possibly with retroactive effect. Tax consequences under state, local and foreign laws are not addressed herein. No ruling from the U.S. Internal Revenue Service (the "IRS") has been or will be sought as to the U.S. federal income tax consequences of the ownership and disposition of securities, and the following discussion is not binding on the IRS.

        You should consult your tax advisor as to the specific tax consequences to you of owning and disposing of securities, including the application of federal, state, local and foreign income and other tax laws based on your particular facts and circumstances.

        IRS CIRCULAR 230 REQUIRES THAT WE INFORM YOU THAT ANY TAX STATEMENT HEREIN REGARDING ANY U.S. FEDERAL TAX IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY PENALTIES. ANY SUCH STATEMENT HEREIN WAS WRITTEN TO SUPPORT THE MARKETING OR PROMOTION OF THE TRANSACTION(S) OR MATTER(S) TO WHICH THE STATEMENT RELATES. A PROSPECTIVE INVESTOR (INCLUDING A TAX-EXEMPT INVESTOR) IN THE SECURITIES SHOULD CONSULT ITS OWN TAX ADVISOR IN DETERMINING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

Characterization of the Securities

        There are no regulations, published rulings, or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of your securities. Thus, the characterization of the securities is not certain. Our special tax counsel,

Orrick, Herrington & Sutcliffe LLP, has advised that the securities should be treated, for U.S. federal income tax purposes, as a prepaid forward contract, with respect to the reference index that is eligible for open transaction treatment. In the absence of an administrative or judicial ruling to the contrary, we and, by acceptance of the securities, you, agree to treat your securities for all tax purposes in accordance with such characterization. In light of the fact that we agree to treat the securities as a prepaid forward contract, the balance of this discussion assumes that the securities will be so treated.

        You should be aware that the characterization of the securities as described above is not certain, nor is it binding on the IRS or the courts. Thus, it is possible that the IRS would seek to characterize your securities in a manner that results in tax consequences to you that are different from those described above. For example, the IRS might assert that the securities constitute "contingent payment debt instruments" that are subject to special tax rules governing the recognition of income over the term of your securities. If the securities were to be treated as contingent debt, you would be required to include in income on an economic accrual basis over the term of the securities an amount of interest that is based upon the yield at which we would issue a non-contingent fixed-rate debt instrument with other terms and conditions similar to your securities, or the comparable yield. The amount of interest that you would be required to include in income on a current basis would not be matched by cash distributions to you since the securities do not provide for any cash payments during their term. You would recognize gain or loss upon the sale, redemption or maturity of your securities in an amount equal to the difference, if any, between the amount you receive at such time and your adjusted basis in your securities. In general, your adjusted basis in your securities would be equal to the amount you paid for your securities, increased by the amount of interest you previously accrued with respect to your securities. Any gain you recognized upon the sale, redemption, or maturity of your securities would be ordinary income and any loss to the extent of interest you included in income in the current or previous taxable years in respect of your securities would be ordinary loss, and thereafter would be capital loss. It is also possible that the IRS would seek to characterize your securities as options, and thus as Code section 1256 contracts in the event that they are listed on a securities exchange. In such case, the securities would be marked-to-market at the end of the year and 40% of any gain or loss would be treated as short-term capital gain or loss, and the remaining 60% of any gain or loss would be treated as long-term capital gain or loss. We are not responsible for any adverse consequences that you may experience as a result of any alternative characterization of the securities for U.S. federal income tax or other tax purposes.

        You should consult your tax adviser as to the tax consequences of such characterization and any possible alternative characterizations of your securities for U.S. federal income tax purposes.

U.S. Holders

        For purposes of this discussion, the term "U.S. Holder," for U.S. federal income tax purposes, means a beneficial owner of securities that is (1) a citizen or resident of the United States, (2) a corporation (or an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof or the District of Columbia, (3) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or (4) a trust, if (a) a court within the United States is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has in effect a valid election to be treated as a domestic trust for U.S. federal income tax purposes. If a partnership (or an entity treated as a partnership for U.S. federal income tax purposes) holds securities, the U.S. federal income tax treatment of such partnership and a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership, or a partner of a partnership, holding securities, you should consult your tax adviser regarding the tax consequences to you from the partnership's purchase, ownership and disposition of the securities.

        In accordance with the agreed-upon tax treatment described above, upon receipt of the redemption amount of the securities from us, a U.S. Holder will recognize gain or loss equal to the difference between the amount of cash received from us and the U.S. Holder's tax basis in the security at that time. For securities with a term of more than one year, such gain or loss will be long-term capital gain or loss if the U.S. Holder has held the security for more than one year at maturity. For securities with a term of less than one year, such gain or loss will be short-term capital gain or loss.

        Upon the sale or other taxable disposition of a security, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized on the sale or other taxable disposition and the U.S. Holder's tax basis in the security (generally its cost). For securities with a term of more than one year, such gain or loss will be long-term capital gain or loss if the U.S. Holder has held the security for more than one year at the time of disposition. For securities with a term of less than one year, such gain or loss will be short-term capital gain or loss.

Non-U.S. Holders Generally

        In the case of a holder of the securities that is not a U.S. Holder and has no connection with the United States other than holding its securities (a "Non-U.S. Holder"), payments made with respect to the securities will not be subject to U.S. withholding tax, provided that such Non-U.S. Holder complies with applicable certification requirements. Any gain realized upon the sale or other disposition of the securities by a Non-U.S. Holder will generally not be subject to U.S. federal income tax unless (i) such gain is effectively connected with a U.S. trade or business of such Non-U.S. Holder or (ii) in the case of an individual, such individual is present in the United States for 183 days or more in the taxable year of the sale or other disposition and certain other conditions are met.

        Non-U.S. Holders that are subject to U.S. federal income taxation on a net income basis with respect to their investment in the securities should refer to the discussion above relating to U.S. Holders.

U.S. Federal Estate Tax Treatment of Non-U.S. Holders

        The securities may be subject to U.S. federal estate tax if an individual Non-U.S. Holder holds the securities at the time of his or her death. The gross estate of a Non-U.S. Holder domiciled outside the United States includes only property situated in the United States. Individual Non-U.S. Holders should consult their tax advisers regarding the U.S. federal estate tax consequences of holding the securities at death.

IRS Notice on Certain Financial Transactions

        On December 7, 2007, the IRS and the Treasury Department issued Notice 2008-2, in which they stated they are considering issuing new regulations or other guidance on whether holders of an instrument such as the securities should be required to accrue income during the term of the instrument. The IRS and Treasury Department also requested taxpayer comments on whether (a) the appropriate method for accruing income or expense (e.g., a mark-to-market methodology or a method resembling the noncontingent bond method), (b) income and gain on such an instrument should be ordinary or capital, and (c) foreign holders should be subject to withholding tax on any deemed income accrual.

        Accordingly, it is possible that regulations or other guidance may be issued that require holders of the securities to recognize income in respect of the securities prior to receipt of any payments thereunder or sale thereof. Any regulations or other guidance that may be issued could result in income and gain (either at maturity or upon sale) in respect of the securities being treated as ordinary income. It is also possible that a Non-U.S. Holder of the securities could be subject to U.S. withholding tax in respect of the securities under such regulations or other guidance. It is not possible to determine whether such regulations or other guidance will apply to your securities (possibly on a retroactive basis). You are urged to consult your tax adviser regarding Notice 2008-2 and its possible impact on you.

Possible Legislation on Prepaid Forward Contracts

        On December 19, 2007, Representative Richard Neal introduced a tax bill (the "Bill") before the House Ways and Means Committee that would apply to "prepaid derivative contracts" acquired after the date of enactment of the Bill. The Bill, if enacted, would apply to certain derivative financial contracts with a term of more than one year, where there is no substantial likelihood that the taxpayer will be required to pay any additional amount thereunder, and would require the holder of such a contract to include as interest income each year in respect of such contract an amount determined by reference to the monthly U.S. federal short-term rate determined under Code section 1274(d). A holder's tax basis in such contract would be increased by the amount so included. Any gain (either at maturity or upon sale) with respect to contract would be treated as long-term capital gain if the contract is a capital asset in the hands of the holder and such holder has held the contract for more than one year. Any loss would be treated as ordinary loss to the extent of prior interest accruals.

        While the Bill, if enacted, would not apply to the securities (due to its prospective effective date), it is not possible to predict whether any tax legislation that may ultimately be enacted will apply to your securities (possibly on a retroactive basis). You are urged to consult your tax adviser regarding the Bill and any future tax legislation that may apply to your securities.

Backup Withholding and Information Reporting

        A holder of the securities (whether a U.S. Holder or a Non-U.S. Holder) may be subject to information reporting requirements and to backup withholding with respect to certain amounts paid to such holder unless it provides a correct taxpayer identification number, complies with certain certification procedures establishing that it is not a U.S. Holder or establishes proof of another applicable exemption, and otherwise complies with applicable requirements of the backup withholding rules.

UNDERWRITING

        Under the terms and subject to the conditions contained in a distribution agreement dated May 7, 2007, as amended, which we refer to as the distribution agreement, we have agreed to sell $2,810,000 principal amount of securities to Credit Suisse Securities (USA) LLC.

        The distribution agreement provides that Credit Suisse Securities (USA) LLC is obligated to purchase all of the securities if any are purchased.

        Credit Suisse Securities (USA) LLC proposes to offer the securities at the offering price and will receive the underwriting discounts and commissions set forth on the cover page of this pricing supplement. Credit Suisse Securities (USA) LLC may allow the same discount on the principal amount per security on sales of such securities of other brokers/dealers. If all of the securities are not sold at the initial offering price, Credit Suisse Securities (USA) LLC may change the public offering price and other selling terms.

        We estimate that our out-of-pocket expenses for this offering will be approximately $2,000. Please refer to "Underwriting" on page PS-20 of the accompanying product supplement.

        We expect that delivery of the securities will be made against payment therefor on or about September 15, 2008, which is the fourth business day after the trade date of this pricing supplement. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the trade date will be required, by virtue of the fact that the notes initially will not settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.

Credit Suisse

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THE REFERENCE INDICES
CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS
UNDERWRITING